Supplement filed pursuant to Rule 253(g)(2)

File No. 024-12134

FISHER WALLACE LABORARTORIES, INC.

This Supplement to the Offering Circular should be read in conjunction with the Offering Circular dated June 6, 2023, and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular. The Offering Circular and the supplements are available here: https://www.sec.gov/edgar/browse/?CIK=1787792

The purpose of this supplement is to announce the Company’s intention to terminate the offering described in the Offering Circular, on August 10, 2023, as qualified by reference to the description of the Company’s intentions below.

Offering Termination Date

The Company intends to terminate the offering for its Class B Common Stock described in the Offering Circular. No further subscriptions will be accepted for the current offering after August 10, 2023 (the “Termination Date”). Subscriptions in the offering will be accepted up to that date and processed as promptly as possible. None of the terms of the offering have been changed. In addition, as described in the Offering Circular, the Company retains the right to continue the offering beyond the Termination Date, in its sole discretion.